United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 000-53260	CUSIP Number
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		December 31, 2009
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Best Energy Services, Inc.
Full Name of Registrant
Hybrook Resources Corp.
Former Name if Applicable
5433 Westheimer Road; Suite 825
Address of Principal Executive Office (Street and Number)
Houston, Texas 77056
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ended December 31, 2009 (the “Report”) within the prescribed time period because the Registrant needs additional time to complete its audit of the financial statements and related disclosures to be contained therein. The Registrant intends to file the Report on or prior to the fifteenth calendar day following the prescribed due date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Mark G. Harrington	713	933-2600
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  Based on the results of the audit to date, the Company expects the following variances in the results of operations for 2009 (including the results of operations from discontinued operations) as compared to the results of operations in 2008:

  • Revenue for 2009 will be approximately 60% to 70% less than the revenue for 2008.
  • Operating expenses for 2009 will be approximately 40% to 50% less than operating expenses for 2008.
  • General and administrative expenses for 2009 will be approximately 60% to 70% less than general and administrative expenses for 2008.
  • Net loss from operations for 2009 will be approximately 90% to 100% more than net loss from operations for 2008.
  • Net loss for 2009 will be approximately 70% to 80% more than net loss for 2008.

  Results were lower as a consequence of a significant decrease business in industry wide and the write-down and discontinuation of two of the three segments:

Best Energy Services
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	04-01-2010	By /s/	Mark G. Harrington	Title:	Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).